Mail Stop 4561

August 27, 2008

Michael D. Owens
Chief Executive Officer
Coastal Carolina Bancshares, Inc.
2305 N. Oak Street
Myrtle Beach, South Carolina 29577

Re: Coastal Carolina Bancshares, Inc.
    Form S-1, amendment number 1, filed August 22, 2008
    File Number 333-152331

Dear Mr. Owens:

        We have reviewed your amended Form S-1 and have the following comments. These comments were developed by the legal staff. Our accounting staff is not examining this filing. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The offering, page 3

1.   We reiterate that we are unfamiliar with the phrase "subsequent closing or closings." We do not know what you mean by this. Please revise the filing to clearly explain this language or delete it.

<u>Our success will depend significantly upon general economic conditions…, page 10</u>

2.   Please revise the third from last sentence to clarify what you mean. It is unclear to what the two percentage figures relate.

<u>Legality Opinion, Exhibit 5.1</u>

3.   It is not appropriate to assume legal conclusions in a legality opinion provided in response to Item 601(b)(5) of Regulation S-K. Revise the opinion to remove the assumption that the rights agreement would be the binding obligation of the rights holder.

4.   Counsel must opine that the rights will be binding contractual obligations of Coastal Carolina Bancshares.

5.   We note from the next to last paragraph that the opinion is "as of the date hereof" and there is no obligation to update the opinion. Please note that the opinion is required to be current as of the date of effectiveness. Please revise the opinion accordingly.

* * * *

Michael D. Owens
Coastal Carolina Bancshares, Inc.
August 27, 2008
Page 3

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3419.

      Sincerely,

      Christian Windsor
      Special Counsel

By fax: Elizabeth Bowe Anders
     Fax number 803-799-9800